EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements of NephroGenex, Inc. on Form S-1 (No. 333-203530), Form S-3 (Nos. 333-208263 and 333-206229) and Form S-8 (Nos. 333-204301 and 333-196038) of our report dated March 28, 2016, on our audit of the financial statements as of December 31, 2015 and 2014 and for each of the years then ended, which report is included in this Annual Report on Form 10-K to be filed on or about March 28, 2016. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern.

/s/ EisnerAmper LLP

Philadelphia, PA
March 28, 2016